JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
...or Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

18th April 2005

05007906

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
- Amendments to the Bermuda Takeover Code

We enclose for your information a notification dated 18th April 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

RECEIVED
2005 MAY 16 A 10:4

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Regulatory Announcement

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Bermuda Takeover Code
Released	10:15 18-Apr-05
Number	1625L

AMENDMENTS TO THE BERMUDA TAKEOVER CODE FOR
JARDINE MATHESON HOLDINGS LIMITED

The Bermuda Takeover Code (the "Bermuda Code") for Jardine Matheson Holdings Limited (the "Company"), as set out in the Jardine Matheson Holdings Limited Regulations 1993 (the "Regulations"), has been amended by the Bermuda Monetary Authority. The Bermuda Code is based on the UK City Code on Takeovers and Mergers (the "UK Code") and the amendments were made primarily to bring the Bermuda Code into line with certain amendments made to the UK Code.

A summary of the amendments is appended below and copies of the amendments are also available from the Bermuda Monetary Authority at 2nd Floor, Jardine House, 33-35 Reid Street, Hamilton, Bermuda; the Company Secretary of Jardine Matheson Holdings Limited at 4th Floor, Jardine House, 33-35 Reid Street, Hamilton, Bermuda; or from the Company's website www.jardines.com.

This announcement appears as a matter of record.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

18th April 2005

www.jardines.com

Summary of the amendments made to the Jardine Matheson Holdings Limited Regulations 1993

Introduction

Jardine Matheson Holdings Limited (the "Company"), which is incorporated in Bermuda, is subject to individual regulations (the "Regulations") which set out the Bermuda Takeover Code (the "Bermuda Code"). This is a summary of the more significant changes made to the Regulations to bring the Bermuda Code into line with certain amendments made to the UK City Code on Takeovers and Mergers (the "UK Code") during 2003. A number of the more minor and consequential amendments have not been included in this general summary.

Amendments to the Bermuda Code

1 Offeree Company Announcements after Day 39

As part of the orderly framework for the conduct of takeover bids, the UK and Bermuda Codes each restrict certain announcements by a target company after Day 39 of an offer.

1.1 Changes to the UK Code

The UK Code has widened the scope of the announcements caught by this restriction. Where the UK Code formerly captured only a restricted list of announcements (trading results, profit or dividend forecasts, asset valuations and proposals for dividend payments), it now recognises that there may be other types of announcements (e.g. an agreement to dispose of a major asset) of equivalent relevance and materiality to the rationale behind the narrower list. All material new information is, therefore, now

The UK Code has added a new rule providing that, as soon as an offer period begins and in any case by 9.00 a.m. on the next business day, a target company must publish details of all classes and numbers of its relevant securities in issue. An offeror or potential offeror must do likewise, once it has identified itself as an offeror or potential offeror, unless its offer is solely in cash. These announcements must include, where relevant, the International Securities Identification Number ("ISIN") for each relevant security. If the information in an announcement changes during the offer period, a revised announcement must be made as soon as possible.

3.2 Outline of Changes to the Bermuda Code

A new **Regulation 3(11)** has been included in the Regulations to correspond with the changes to the UK Code outlined above.

4 Publication of Waivers from a Mandatory Offer

4.1 Changes to the UK Code

The UK Code has been changed to require that, where a Rule 9 waiver has been granted in respect of convertible securities, options or rights to subscribe for shares, details of the waiver, including the maximum number of securities that may be issued as a result, should be included in the company's annual report and accounts, rather than on its Extel card, until the securities in respect of which the waiver has been granted have been issued or it is confirmed that no such issue will be made. This reflects the fact that Extel cards are falling out of use.

4.2 Outline of Changes to the Bermuda Code

While the Regulations have never made reference to publication via Extel cards, **paragraph 4(3) of Appendix 1 of the Regulations** has been amended so that, following the granting of a Rule 9 waiver in respect of convertible securities, the Company would be required to publish in its annual report and accounts the details of the waiver, as required by the UK Code.

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